50 Fremont Street San Francisco, CA 94105 Tel 415.983.1000 Fax 415.983.1200	MAILING ADDRESS P. O. Box 7880 San Francisco, CA 94120 www.pillsburylaw.com

December 19, 2005	Justin D. Hovey Phone: 415.983.6117 justin.hovey@pillsburylaw.com

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attn: Ms. Karen J. Garnett, Assistant Director

Re:	Potlatch Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-128403)

Ladies and Gentlemen:

On behalf of Potlatch Holdings, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.

Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 13, 2005. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

December 19, 2005

Registration Statement on Form S-4

General

1. We have reviewed your screen shots from the online voting website. The fourth screen shot automatically selects “for” when the investor fails to indicate its vote. While we do not object to a screen prompting the stockholder to make a selection, it is not appropriate to pre-select a vote in favor of the transaction and require the stockholder to change its preference if it wishes to vote against the proposal or abstain. The online voting procedures should be substantially the same as the written proxy card. Please revise to fourth screen to eliminate the default preference.

Response: The Registrant has requested that Computershare revise the fourth screen to eliminate the default preferences. Computershare has informed the Registrant that it can and will make the revision before stockholders access the online voting website.

2. We note your response to comment no. 2 and the materials provided to the staff, in particular pages 30-32 of the materials, which appear to provide a significant range for the TRS equity value. We continue to note your disclosure on page 3 that you believe that the value of the securities of Potlatch TRS will be determined to be substantially less than 20% of the value of the REIT’s total assets. Please tell us the TRS equity value as determined by the board and provide detailed support for this value. If a final TRS equity value has not yet been determined, please tell us the TRS equity value used by the board to determine whether the 20% test would be satisfied and provide detailed support for this value. Also, please tell us whether the value of the REIT assets reflects the REIT’s liability on debt that will be transferred to the TRS. If not, please explain why you believe it is appropriate to omit those liabilities from your valuation of the REIT.

Response: The Registrant’s response to the Staff’s Comment No. 2, as well as additional materials that Goldman, Sachs & Co. (“Goldman Sachs”) presented to Potlatch Corporation’s board of directors on December 1, 2005 that are discussed in the Registrant’s response to the Staff’s Comment No. 2, are being supplementally provided to the Staff on the date hereof under a request for confidential treatment under 17 C.F.R. § 200.83 (“Section 83”).

Pillsbury Winthrop Shaw Pittman LLP

December 19, 2005

Questions and Answers about the REIT Conversion, page 1

What is a taxable REIT subsidiary? - page 2

3. We note your response to comment no. 3 that the REIT conversion will already have been approved by the board of directors and the REIT structuring transactions will already have been implemented before the special stockholders’ meeting. Please expand your disclosure on page 1 to clarify this information.

Response: The Registrant has made the requested disclosures.

Risk Factors

The extent of our proposed use of Potlatch TRS may affect the price of our common stock relative to the share price of other REITs, page 25

4. We note your response to comment no. 6 and the revised disclosure on page 25. We continue to believe that you should clarify, if true, that the market may place less value on your stock as a result of your structure, and we reissue that portion of the comment.

Response: The Registrant has made the requested revision.

Background of REIT conversion and the Merger, page 38

5. We note your response to comment no. 7 and the disclosure on page 38 that Potlatch engaged “advisors, including Goldman, Sachs & Co.” Please revise to include all the advisors that assisted Potlatch regarding the possible conversion to a REIT or clarify that Goldman, Sachs was the only advisor engaged by Potlatch.

Response: The Registrant has made the requested revision.

6. The copy of Goldman Sachs’ May 2, 2005 presentation materials that you provided to us appears to be incomplete. Please provide all of the May 2 materials.

Response: The Registrant’s response to the Staff’s Comment No. 6 is being supplementally provided to the Staff on the date hereof under a request for confidential treatment under Section 83.

7. Please expand your disclosure to describe the Goldman Sachs’ analysis of the REIT conversion in more detail. While we note that the Potlatch stockholders are not

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December 19, 2005

voting directly on the REIT conversion, the presentations nevertheless appear to be materially related to the board’s decision to recommend the merger transaction.

Response: The Registrant has made the requested disclosures.

8. Please include a reference to the Goldman Sachs presentation at the September 16, 2005 board meeting.

Response: The Registrant has made the requested disclosures.

Our Reasons for the REIT Conversion and the Merger, page 40

9. We note that the September 16, 2005 presentation by Goldman Sachs to the Potlatch board included a number of benefits and considerations associated with the REIT conversion. Please expand the disclosure to include all of these benefits and considerations, or tell us why you have omitted them since it appears that the board considered these factors.

Response: The Registrant has made the requested disclosures.

REIT Restructuring Transactions; Formation of the Taxable REIT Subsidiary, page 46

10. We note your response to comment no. 9 and the revised disclosure. We continue to believe that you should disclose the percentage of total gross income for the fiscal year ended December 31, 2004 and your most recent interim period represented by the Wood Products segment, Pulp and Paperboard segment and Consumer Products segment and include discussion regarding how you will meet the 75% income test for REIT qualification considering that a substantial portion of your revenues are derived from assets that will be transferred to the TRS. As a result, we reissue the comment. If you would not meet the 75% income test for the fiscal year ended December 31, 2004, please so state.

Response: The Registrant notes that the 75% income test generally provides that at least 75% of the Registrant’s gross income for each taxable year must be derived from investments relating to real property. Distributions from Potlatch TRS do not constitute qualifying income for purposes of this test. However, Potlatch TRS’ income does not constitute gross income of the Registrant for purposes of this test unless and until it is distributed to the Registrant. In other words, even if Potlatch TRS’ gross income were to exceed 25% of the Registrant’s gross income in any taxable year, this would not in itself cause the Registrant to violate the 75% income test unless Potlatch TRS distributed all such income to the Registrant. Accordingly, the Registrant

Pillsbury Winthrop Shaw Pittman LLP

December 19, 2005

respectfully submits that including disclosure in the proxy statement/prospectus regarding the total gross income of Potlatch Corporation’s segments, as requested by the Staff, could cause stockholders to misconstrue this test as it relates to the Registrant’s operations. The Registrant notes that in Amendment No. 2 to the Registration Statement (in particular on page 46) it added disclosure regarding the Registrant’s pro forma gross income from REIT operations for tax purposes for the twelve months ended September 30, 2005. Based on this amount of pro forma gross income, the Registrant further provided information regarding the maximum amount of dividends the Registrant would be able to receive from Potlatch TRS (together with other non-qualifying types of income). The Registrant respectfully submits that this disclosure provides appropriate context to the expected impact of the 75% income test on the Registrant’s operations, i.e., that it will limit the amount of dividends it can receive from Potlatch TRS.

Legal Proceedings, page 60

11. We note your disclosure on page 60 that you have “no reason to believe that the claims are meritorious.” This statement is a legal conclusion that the company is unqualified to make. Please revise your disclosure to omit this statement or identify counsel that has made this determination and provide a consent from counsel. In addition, please clarify the amount claimed by Ainsworth.

Response: The Registrant has made the requested disclosures.

Pro Forma Financial Information, page 64

12. Please revise your pro forma consolidated statements of operations and all statements of operations in future filings to label “earnings” as “income” or “loss” as applicable. Refer to Rule 5-03 of Regulation S-X.

Response: The Registrant has made the requested revisions.

Pillsbury Winthrop Shaw Pittman LLP

December 19, 2005

Liquidity and Capital Resources, page 93

13. We note your disclosure on page 96 that you expect to enter into an amended and restated credit facility. We further note your disclosure on page 50 that the outstanding indebtedness will be assumed by your TRS. Please clarify whether you or your TRS will enter into this facility and whether this will impact your ability to draw down funds under the revolving line of credit.

Response: The Registrant has made the requested disclosures.

Taxation of the Special E&P Distribution, page 109

14. We note your response to comment no.13 that your understanding is that the filing of an IRS letter ruling is not required where the tax matters and consequences are covered by a legal opinion. We further note that your disclosure on page 110 that you have received a ruling from the IRS that any and all of the cash and stock distributed in the special E&P distribution will be treated as a taxable dividend. It does not appear that the legal opinion from counsel specifically covers the tax treatment of the cash and stock distributed in the special E&P distribution. Please advise.

Response: Counsel has made revisions to its opinion to specifically cover the tax treatment of the cash and stock distributed in the special E&P distribution.

Part II

Item 22. Undertakings, page II-5

15. Please revise to include the undertaking required by Item 512(a)(6) or tell us why you believe it is not applicable.

Response: The Registrant has made the requested revisions to include the undertakings required by Item 512(a)(6) of Regulation S-K.

Exhibit 5 – Legal Opinion

16. We note the statement in the second paragraph of the opinion that the shares will be validly issued, fully paid and nonassessable “when the Board of Directors of the Company or a duly authorized committee of such Board has taken all necessary corporate action to approve the issuance of the Shares and related matters and when the Shares have been issued by the Company in accordance with such Board action and either in accordance with the Merger Agreement or in payment of the special E&P

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December 19, 2005

distribution.” This statement is not appropriate because it effectively assumes a legal matter that is critical to the opinion. Please provide a revised opinion that omits this language.

Response: In response to the Staff’s Comment No. 16, counsel has amended its opinion to differentiate between the shares to be issued in connection with the proposed merger and the shares to be issued in connection with the special E&P distribution. With respect to the shares to be issued in connection with the proposed merger, the opinion no longer assumes the legal matter referenced in the Staff’s Comment No. 16. With respect to the shares to be issued in connection with the special E&P distribution, the Registrant notes that the board of directors of Potlatch Corporation has not set the exact amount of, and has not declared the special E&P distribution and will not until after the Registration Statement is expected to be declared effective by the Staff. As a result, counsel must assume the legal matter referenced in the Staff’s Comment No. 16 in order to issue an opinion regarding these shares.

If you have any questions, please do not hesitate to call Blair White at (415) 983-7480 or me at (415) 983-6117. Comments can also be sent via facsimile at (415) 983-1200.

Very truly yours,

/s/ Justin D. Hovey

Justin D. Hovey

cc:	L. Pendleton Siegel

Gerald L. Zuehlke

Ralph M. Davisson

B.W. White

J.D. Rayis

Pillsbury Winthrop Shaw Pittman LLP